AvePoint, Inc. SC 13DA

Exhibit 5

June 15, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

This letter confirms that Joshua Peck is authorized and designated to sign all securities-related filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, including Form ID, on my behalf. This authorization and designation shall be valid until December 31, 2024.

Very truly yours,

/s/ Alan Waxman
Alan Waxman